Exhibit 21
PGI INCORPORATED
SUBSIDIARIES

	State of Incorporation	Relationship
Sugarmill Woods, Inc	Florida	Wholly owned (1)
Burnt Store Marina, Inc	Florida	Wholly owned (1)
Punta Gorda Isles Sales, Inc.	Florida	Wholly owned (1)
Burnt Store Utilities, Inc	Florida	Wholly owned (1)
Gulf Coast Credit Corporation	Florida	Wholly owned (1)
	Florida	Wholly owned (1)
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(1)	Included in the Company’s consolidated financial statements.